Exhibit 99.40

AMAYA GAMING GROUP INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102

TO:	Richter LLP (“Richter”)
Deloitte LLP (“Deloitte”)

AND TO:	Autorité des marchés financiers
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National
Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of auditor of Amaya Gaming Group Inc. (the “Corporation”).

1.	Richter, the former auditors of the Corporation, tendered their resignation effective September 17, 2014 and the board of directors of the Corporation (the “Board”) have appointed Deloitte as successor auditors in their place.

2.	The former auditors of the Corporation resigned at the Corporation’s request.

3.	The resignation of Richter and appointment of Deloitte in their place has been approved by the Board.

4.	There have been no reservations contained in the former auditor’s reports on any of the Corporation’s financial statements relating to the two most recently completed financial years.

5.	There are no reportable events (as defined under 4.11(1) of NI 51-102).

Signed this 26th day of September 2014.

AMAYA GAMING GROUP INC.

By:	(signed) Daniel Sebag
	Name:	Daniel Sebag
	Title:	Chief Financial Officer